PROXY MEMORANDUM

To:	Walgreens Boots Alliance Company Shareholders
Subject:	Shareholder resolutions on board oversight of the company’s role in the opioid crisis
Date:	December 14, 2018
Contact:	Donna Meyer, Director of Shareholder Advocacy, dmeyer@mercyinvestments.org

We urge you to vote FOR the following two resolutions at the annual meeting of Walgreens Boots Alliance, Inc. (“Walgreens”) (NASDAQ: WBA) on January 25, 2019, regarding board oversight of the company’s role in the opioid crisis:

•	The Board Report Proposal (Item 7) requesting a report on how the board is addressing opioid-related business risks submitted by Mercy Investment Services, Inc., UAW Retiree Medical Benefits Trust, Northwest Women Religious Investment Trust, Missionary Oblates of Mary Immaculate, and Domini Impact Equity Fund.

•	The Adoption of a Policy to Use GAAP Calculations to Determine Executive Compensation Awards (Item 6) submitted by City of Philadelphia Public Employees Retirement System.

These reforms were recommended to Walgreens by the Investors for Opioid Accountability (“IOA”), a diverse coalition that includes state treasurers, publicly elected comptrollers, asset managers, faith-based, public, and labor funds.  We are members of the IOA, which was established in response to concerns about threats to shareholder value stemming from the opioid crisis.

Walgreens Faces Mounting Financial, Legal and Reputational Risks

Walgreens is listed as a defendant in what is now known as the multidistrict National Prescription Opioid Litigation (“MDL”), a group of over 1000 cases that have been consolidated in an Ohio federal court and filed on behalf of public and private parties affected by the crisis.  These developments have some commentators drawing parallels to the tobacco litigation of two decades ago and the master settlement, which cost the industry hundreds of billions of dollars.

The states of Kentucky, Delaware, and Florida, and the Cherokee Nation have filed separate suits claiming the company failed to properly dispense opioids. The Kentucky and Florida lawsuits also allege Walgreens failed to prevent diversion as a distributor of opioids. In light of the increasing scrutiny of the company’s internal controls and operations in the context of the opioid crisis, we believe the following reforms are urgently needed.

We urge you to vote for a report on board accountability for opioid business risks (Item 7)

This proposal asks the Board to disclose what governance measures they have taken since 2012 to mitigate opioid-related risks in a report provided to investors by June 30, 2019. While the company has improved disclosure of how the company is mitigating some opioids related risks, the programs discussed in the company’s opposition statement focus primarily on external facing initiatives.

Walgreens has provided little transparency as to what internal governance related changes have been made at the Board level to combat the company’s opioids related risks. For example, the frequency with which the Audit Committee and Board are receiving updates from relevant management on opioids’ related risks, including its anti-diversion programs, is unclear, as is whether the issue is considered a “material” corporate social responsibility issue such that it would be evaluated within the company’s CSR framework.1

As Walgreens’ shareholders, we are also concerned about the company’s 26.28% equity interest in AmerisourceBergen Corporation (“Amerisource”), the third largest distributor in the United States and also a defendant in the MDL. This report asks that Walgreens disclose how it is managing both its own opioid related risks and those related to its equity interest in Amerisource, given the significant legal scrutiny of Amerisource’s anti-diversion practices.

Walgreens has designated Ornella Barra as its representative on Amerisource’s board. Ms. Barra is uniquely positioned, as an officer of Walgreens’ and chair of Walgreens’ CSR committee and director at Amerisource, to be well informed of the business risks the opioid crisis presents. It is unclear whether Ms. Barra is reporting back to Walgreens’ Board (in a way that is consistent with her fiduciary duties to Amerisource) regarding the opioid-related challenges now facing Amerisource, which could impact Walgreens’ investment. We believe that Walgreens’ shareholders should be informed of what steps, if any, the Walgreens’ Board as a whole has taken to oversee its significant interest in Amerisource.

We urge you to vote for THE USE of GAAP Financial Metrics for executive Compensation (Item 6)

Walgreens uses adjusted operating income as the sole metric in its cash incentive award and adjusted earnings per share as its sole metric to measure performance for its long-term incentive program. However, it adjusts the GAAP calculation to exclude certain acquisition-related costs, regulatory accruals, and legal settlements, which insulates executives from the financial impacts of these items. In 2018, the company adjusted these metrics upwards by $284 million for expenditures related to just regulatory costs and legal settlements.

Adjustments to GAAP financial metrics can distort performance results and insulate executives from the consequences of their decision making. Particularly at a time when Walgreens is facing legal claims and potential settlements, incentive pay should incentivize executives to consider legal risks rather than removing the effects of such risks from the calculation.

Thank you for your support.

Donna Meyer

Mercy Investment Services, Inc.

Director of Shareholder Advocacy

1 The company has stated it has amended the charters to the Nominating and Governance Committee and Audit Committee, but as of this date the new charters are not available publicly available. It is unclear if the changes address the concerns we have raised, including whether opioids oversight would be considered a “sustainability” issue to be evaluated by the Nominating and Governance Committee.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Walgreens Boots Alliance, Inc. instructions.